SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
________________________
IHS MARKIT LTD.
(Name of Issuer)
Common Shares, $0.01 par value per share	G47567105
(Title of class of securities)	(CUSIP number)

Patrice Walch-Watson Canada Pension Plan Investment Board One Queen Street East, Suite 2500 Toronto, ON M5C 2W5 Canada Tel: (416) 868-1171
(Name, address and telephone number of person authorized to receive notices and communications)
November 26, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No. G47567105	SCHEDULE 13D	Page 2 of 10 Pages

1		NAMES OF REPORTING PERSON Canada Pension Plan Investment Board
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,330,220
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,330,220
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,330,220
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Calculated based on the 419,384,699 shares of common stock of the issuer outstanding as of August 31, 2018 (including the 25,219,470 shares held by the Markit Group Holdings Limited Employee Benefit Trust), as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2018, filed on September 25, 2018.

CUSIP No. G47567105	SCHEDULE 13D	Page 3 of 10 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed with respect to common shares, par value $0.01 per share (the “Common Shares”), of IHS Markit Ltd., a Bermuda company (the “Issuer”). The address of the principal executive offices of the Issuer is 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England EC2Y 9LY.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Canada Pension Plan Investment Board (the “Reporting Person”).

All disclosures herein with respect to the Reporting Person are made only by the Reporting Person.

(b)	The principal business address of the Reporting Person is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5.

(c)	The principal business of the Reporting Person is investing the assets of the Canada Pension Plan.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, with respect to the Reporting Person, information concerning the name, business address, principal occupation and citizenship of its general partners, executive officers and board of directors and each person controlling the Reporting Person (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D, is provided on Schedule I and is incorporated by reference herein. To the Reporting Person’s knowledge, none of the Covered Persons listed on Schedule I has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person purchased 10,420,000 Common Shares for an aggregate purchase price of $250,080,000 in the initial public offering of the Issuer on June 18, 2014. Such purchase price was funded by the Reporting Person’s working capital.

On December 10, 2015, the Reporting Person purchased 5,253,940 Common Shares from JPMC Strategic Investments II Corporation (“JPMCII”) for an aggregate purchase price of $149,999,987 pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”), dated December 10, 2015 by and between the Reporting Person and JPMCII. Such purchase price was funded by the Reporting Person’s working capital. The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is attached as Exhibit 99.1 of this Schedule 13D and which exhibit is incorporated by reference in its entirety in this Item 3.

The Reporting Person has also from time to time purchased additional Common Shares in the open market using its own working capital. Additional information on acquisitions of Common Shares effected by the Reporting Person during the past sixty (60) days is provided in Item 5(c) below and is incorporated herein by reference.

CUSIP No. G47567105	SCHEDULE 13D	Page 4 of 10 Pages

Item 4.	Purpose of Transaction

The Reporting Person acquired Common Shares for investment purposes as part of its ordinary business and investing activities.

The Reporting Person is party to a Director Nomination Agreement, dated as of June 18, 2014, with the Issuer (the “Director Nomination Agreement”). Pursuant to the Director Nomination Agreement, for so long as the Reporting Person (together with its Affiliates) owns 100% of the Common Shares acquired by the Reporting Person in the Issuer’s initial public offering, the Reporting Person has the right to nominate for appointment or as a candidate for election to the Board one non-executive director nominee (the “CPPIB Director Nominee”). The Issuer has agreed, pursuant to the Director Nomination Agreement, following mutual agreement of the CPPIB Director Nominee, to use its reasonable best efforts to put forward such CPPIB Director Nominee for election at the next applicable annual general meeting or take such other steps as are required to have such CPPIB Director Nominee elected or appointed to the Board. If, at any time, the Reporting Person (together with its Affiliates) cease to own 100% of the Common Shares acquired by the Reporting Person in the initial public offering, the CPPIB Director Nominee shall offer to resign from the Board. The foregoing descriptions of the Director Nomination Agreement are qualified in their entirety by reference to the full text of the Director Nomination Agreement, which is attached as Exhibit 99.2 of this Schedule 13D and which exhibit is incorporated by reference in its entirety in this Item 4.

The Reporting Person may participate in and influence the affairs of the Issuer through its rights under the Director Nomination Agreement.

In addition, the Reporting Person intends to monitor and evaluate its investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing its return on such investment. Subject to market conditions, valuations, regulatory approvals and any other approvals, the Reporting Person may acquire additional Common Shares or dispose of Common Shares in open market transactions, privately negotiated transactions, or otherwise.

In exploring ways to maximize the return on its investment, and as part of its ongoing investment activities, the Reporting Person may engage in discussions with representatives of the Issuer and/or with other holders of the Issuer’s securities and, from time to time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure or its control, strategic alternatives and direction. To facilitate its consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action, before forming any intention to pursue any particular plan or direction.

The Reporting Person may, at any time, and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	See items 7 to 11 and 13 on page 2 of this Schedule 13D.

(c)	None of the Reporting Person, nor, to its knowledge, any of the Covered Persons, has effected any transaction in Common Shares during the past sixty (60) days, except as set forth in the table below. The transactions listed in the table below consist of acquisitions of Common Shares by the Reporting Person on the open market.

CUSIP No. G47567105	SCHEDULE 13D	Page 5 of 10 Pages

Date	Amount of Shares Acquired by Reporting Person	Purchase Price Per Share (information indicated with an * below reflects the weighted average purchase price per share)	Range of Purchase Price Per Share (where “Purchase Price Per Share” is presented on a weighted average basis as indicated with an * in the column to the immediate left)
11/27/18	215,529	$50.83*	$50.81 to $50.91
11/26/18	239,000	$50.64*	$50.61 to $50.86
11/14/18	400,000	$50.40
10/29/18	123,117	$51.37*	$51.30 to $51.59
10/26/18	270,000	$50.54*	$50.53 to $50.55
10/25/18	330,000	$50.81
10/24/18	335,000	$50.51*	$50.48 to $50.97
10/12/18	5,965	$51.46
10/11/18	282,416	$50.87*	$50.87 to $51.05
10/10/18	359,900	$51.98
10/09/18	168,170	$53.10
10/08/18	116,689	$52.96*	$52.91 to $53.00

With respect to the transactions indicated with an * in the third column of the table above, the Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of Shares purchased at each separate price.

(d)	No person (other than the Reporting Person) is known to the Reporting Person or, to the Reporting Person’s knowledge, the Covered Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Common Shares covered by this Schedule 13D.

(e)	Not applicable.

CUSIP No. G47567105	SCHEDULE 13D	Page 6 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is party to the Securities Purchase Agreement and the Director Nomination Agreement. See the second paragraph of Item 3 and the second paragraph of Item 4, which are incorporated into this Item 6 by reference.

The Issuer and the Reporting Person, among others, entered into a Registration Rights Agreement dated as of June 24, 2014 (the “Registration Rights Agreement”), which provides for, among other things, certain registration rights of the Reporting Person to require the Issuer to cause certain Common Shares to be registered under the Securities Act of 1933, as amended, in accordance with the terms and conditions of the Registration Rights Agreement, and certain transfer restrictions on certain Common Shares held by the Reporting Person. Pursuant to a Letter Agreement between the Issuer and the Reporting Person dated December 10, 2015 (the “Letter Agreement”), the parties clarify that the Common Shares purchased pursuant to the Securities Purchase Agreement shall be subject to certain transfer restrictions under the Registration Rights Agreement. The foregoing descriptions of the Registration Rights Agreement and the Letter Agreement are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is attached as Exhibit 99.3 of this Schedule 13D and which exhibit is incorporated by reference in its entirety in this Item 6, and of the Letter Agreement, which is attached as Exhibit 99.4 of this Schedule 13D and which exhibit is incorporated by reference in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit. No.	Description

99.1	Securities Purchase Agreement, dated December 10, 2015, by and among Canada Pension Plan Investment Board and JPMC Strategic Investments II Corporation.

99.2	Director Nomination Agreement by and between Markit Ltd. and Canada Pension Plan Investment Board., dated as of June 18, 2014 (a form of which is attached as Exhibit 10.43 to Amendment No.2 to the Issuer’s Form F-1 (File No. 333-195687) filed with the Securities and Exchange Commission on June 3, 2014 and incorporated herein by reference).

99.3	Registration Rights Agreement by and between Markit Ltd. and the shareholders party thereto, including Canada Pension Plan Investment Board, dated as of June 24, 2014 (a form of which is attached as Exhibit 10.44 to Amendment No.2 to the Issuer’s Form F-1 (File No. 333-195687) filed with the Securities and Exchange Commission on June 3, 2014 and incorporated herein by reference).

99.4	Letter Agreement, dated December 10, 2015 among Markit Ltd. and Canada Pension Plan Investment Board.

CUSIP No. G47567105	SCHEDULE 13D	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2018

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson
Name: Patrice Walch-Watson
Title Senior Managing Director, General Counsel & Corporate Secretary

CUSIP No. G47567105	SCHEDULE 13D	Page 8 of 10 Pages

SCHEDULE I

Directors of CPPIB

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Sylvia Chrominska

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Royal Canadian Securities Limited

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, Pakistan

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Chuck Magro

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Nutrien Ltd

Citizenship: Canada

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Great Britain, Australia

Karen Sheriff

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, United States

Jackson Tai

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: United States

CUSIP No. G47567105	SCHEDULE 13D	Page 9 of 10 Pages

Kathleen Taylor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Jo Mark Zurel

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Executive Officers of CPPIB

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President & Chief Executive Officer

Citizenship: Great Britain

Neil Beaumont

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial and Risk Officer

Citizenship: Canada

Alain Carrier

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of International, Head of Europe

Citizenship: Canada and Great Britain

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Real Assets

Citizenship: Canada

Shane Feeney

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Equity

Citizenship: Canada

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Credit Investments

Citizenship: Canada and Great Britain

Suyi Kim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of Asia Pacific, CPPIB

Citizenship: South Korea

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Deborah Orida

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Active Equities

Citizenship: Canada

CUSIP No. G47567105	SCHEDULE 13D	Page 10 of 10 Pages

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Strategist

Citizenship: United States

Kelly Shen

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Technology and Data Officer

Citizenship: United States

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Poul Winslow

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing

Citizenship: Denmark